Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (“Supplemental Indenture”), dated as of November 29, 2024, among TechTarget, Inc., a Delaware corporation (the “Company”) and Toro CombineCo, Inc. (the “Successor Company”), and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), a national banking corporation, as trustee (the “Trustee”).

RECITALS

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of December 13, 2021 (the “Indenture”), pursuant to which the Company issued its 0.00% Convertible Senior Notes due 2026 (the “Notes”);

WHEREAS, On January 10, 2024, the Company, the Successor Company, Toro Acquisition Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CombineCo (“Merger Sub”), Informa PLC, a public limited company organized under the laws of England and Wales (“Informa”), Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Informa (“Ivory HoldCo”), and Informa Intrepid Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ivory HoldCo (“Informa Tech”), entered into an Agreement and Plan of Merger (the “Transaction Agreement”);

WHEREAS, pursuant to the Transaction Agreement, among other things, (i) Ivory HoldCo will contribute all of the issued and outstanding shares of capital stock of Informa Tech, plus $350 million in cash (subject to certain adjustments set forth in the Transaction Agreement) to Successor Company in exchange for shares of Successor Company common stock, $0.001 par value per share, (“Successor Company Common Stock”), and (ii) Merger Sub will merge with and into the Company, with the Company surviving the merger and becoming a direct wholly owned subsidiary of Successor Company (collectively, the “Combination”);

WHEREAS, at the effective time of the Combination (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in treasury or otherwise owned by the Company, Informa, or any of their respective subsidiaries) will be converted into the right to receive one share of Successor Company Common Stock (such shares received, the “Share Consideration”) and $11.6955 in cash (the “Cash Consideration,” and together with the Share Consideration, the “Transaction Consideration”);

WHEREAS, Section 11.01(b) of the Indenture provides that the Company shall not consolidate with or merge with or into or otherwise combine with another person (other than one or more of the Company’s direct or indirect wholly owned subsidiaries), or sell, lease or otherwise transfer or dispose of all or substantially all of the Company’s and its subsidiaries’ consolidated assets, taken as a whole, to another person (other than one or more of the Company’s wholly owned subsidiaries), unless, upon such consolidation, merger, combination or sale, lease or other transfer or disposition, the successor company expressly assumes by supplemental indenture all of the obligations of the Company under the Notes and the Indenture;

WHEREAS, as a result of the Combination, the Company will have transferred all of the Company’s and its subsidiaries’ consolidated assets to Successor Company, which will not be a wholly owned subsidiary of the Company at the Effective Time;

WHEREAS, pursuant to this Supplemental Indenture, the Successor Company will expressly assume all of the obligations of the Company under the Notes and the Indenture in accordance with Section 11.01(b) of the Indenture;

WHEREAS, the Combination constitutes a Specified Corporate Event under Section 14.07(a) of the Indenture, and Section 14.07(a) of the Indenture provides, among other things, that, upon the occurrence of a Specified Corporate Event, the Company shall execute with the Trustee a supplemental indenture providing that, at and after the effective time of such Specified Corporate Event, the right to convert each $1,000 principal amount of Notes will be changed into a right to convert such principal amount of Notes into Reference Property upon such Specified Corporate Event; provided, however, that at and after the effective time of such Specified Corporate Event: (A) the Successor Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 of the Indenture; and (B) (I) any amount payable in cash upon conversion of the Notes in accordance with such Section 14.02 shall continue to be payable in cash, (II) any shares of Company Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the Units of Reference Property that a holder of that number of shares of Company Common Stock would have been entitled to receive in such Specified Corporate Event and (III) the Daily VWAP shall be calculated based on the value of a Unit of Reference Property;

WHEREAS, in accordance with Section 10.01(b) of the Indenture, the Company, the Successor Company and the Trustee may enter into a supplemental indenture without the consent of any Holder, to provide for the assumption by a Successor Company of the obligations of the Company under the Indenture pursuant to Article 11 of the Indenture;

WHEREAS, in accordance with Section 10.01(i) of the Indenture, the Company, the Successor Company and the Trustee may enter into a supplemental indenture without the consent of any Holder in connection with any Specified Corporate Event to provide that the Notes are convertible into Reference Property, subject to the provisions of Section 14.02 and Section 14.07 of the Indenture, and to make such related changes to the terms of the Notes to the extent expressly required by the Indenture;

WHEREAS, the Board of Directors has duly adopted resolutions authorizing the Company to execute and deliver this Supplemental Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture and each of the Company and the Successor Company have, pursuant to Sections 10.05, 11.01(c), 14.07(b) and 17.06 of the Indenture, heretofore delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel; and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto mutually covenant and agree for the equal and proportionate benefit of all Holders of the Notes as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

Section 1.02 Unit of Reference Property. “Unit of Reference Property” shall mean one share of Successor Company Common Stock and $11.6955 in cash.

ARTICLE 2

MODIFICATIONS TO INDENTURE

Section 2.01 Assumption. Pursuant to, and in compliance and in accordance with, Section 11.01(b) of the Indenture, the Successor Company hereby expressly and unconditionally assumes all of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by the Company.

Section 2.02 Successor Corporation Substituted. In accordance with Section 11.01(b) of the Indenture, upon the Effective Time of the Combination, the Successor Company shall succeed to, and shall be substituted for the Company under the Indenture and the Notes, with the same effect as if the Successor Company had been named in the Indenture as the party of the first part.

Section 2.03 Conversion Right. Pursuant to Section 14.07 of the Indenture, as a result of the Combination: (a) at and after the Effective Time, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the number of Units of Reference Property equal to the Conversion Rate in effect immediately prior to the Effective Time; (b) at and after the Effective Time (i) the Successor Company shall continue to have the right to determine the Settlement Method applicable upon conversion of Notes in accordance with Section 14.02 of the Indenture and (ii)(A) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 of the Indenture shall continue to be payable in cash, (B) any shares of Company Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 of the Indenture shall instead be deliverable in Units of Reference Property that a Holder of that number of shares of Company Common Stock would have received in such Specified Corporate Event if such Holder owned such number of Company Common Stock on the Effective Date, and (C) the Daily VWAP shall be calculated based on the value of a Unit of Reference Property; (c) the definitions of “Scheduled Trading Day,” “Trading Day” and “Market Disruption Event”

shall be determined by reference to Successor Company Common Stock; and (d) the provisions of the Indenture, as modified herein, including without limitation, (i) all references and provisions respecting the terms “Common Stock,” “Conversion Price,” “Conversion Rate,” and “Last Reported Sale Price” and (ii) the provisions of Article 14 of the Indenture shall continue to apply, mutatis mutandis, to the Holders’ right to convert each Note into Reference Property.

Section 2.04 Anti-Dilution Adjustments. As and to the extent required by Section 14.07(a) of the Indenture, the Conversion Rate shall be subject to anti-dilution and other adjustments with respect to the portion of Reference Property constituting Successor Company Common Stock that shall be as nearly equivalent as is possible to the adjustments provided for in Article 14 of the Indenture.

Section 2.05 Repurchase of Notes at Option of Holders. References to the “Company” and to “Common Stock” in the definition of “Fundamental Change” in Section 1.01 of the Indenture shall instead be references to “Successor Company” and “Successor Company Common Stock,” respectively. Except as amended hereby, the purchase rights set forth in Article 15 of the Indenture shall continue to apply.

ARTICLE 3

ACCEPTANCE OF SUPPLEMENTAL INDENTURE

Section 3.01 Trustee. The Trustee makes no representation as to and shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture. The recitals shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, indemnities, powers, and duties of the Trustee shall be applicable in respect of this Supplemental Indenture as fully and with like force and effect as though fully set forth in full herein.

ARTICLE 4

MISCELLANEOUS PROVISIONS

Section 4.01 Confirmation of Indenture. The Indenture, as supplemented and amended by this Supplemental Indenture, is in all respects ratified and confirmed, and the Indenture and this Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 4.02 Headings. The titles and headings of the articles and sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 4.03 Execution in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, electronic or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Indenture or any document to be signed in connection with this Indenture shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means. For the avoidance of doubt, all notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to the Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to the Trustee by the authorized representative), in English. The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties. The Trustee shall have no liability for relying on such digital signatures or electronic methods.

Section 4.04 Governing Law. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 4.05 Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 4.06 Waiver of Jury Trial. EACH OF THE COMPANY, THE SUCCESSOR COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

TECHTARGET, INC.

By:	/s/ Daniel Noreck
Name: Daniel Noreck
Title: Chief Financial Officer

TORO COMBINECO, INC.

By:	/s/ Daniel Noreck
Name: Daniel Noreck
Title: Chief Financial Officer

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ David J Ganss
Name: David J Ganss
Title: Vice President

[Signature Page to First Supplemental Indenture – 2026 Notes]